UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		791,552
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

791,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.29%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		44,526
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

44,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		836,078
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

836,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

836,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.59%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		836,078
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

836,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

836,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.59%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		836,178
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

836,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

836,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.59%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		836,178
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

836,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

836,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.59%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		836,178
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

836,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

836,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.59%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Marjorie L. Bowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Thomas M. Kibarian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Margenett Moore-Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Dawn H. Robertson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Patricia M. Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Georgina L. Russell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Hobart P. Sichel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 371532102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.00 par value per share (the “Shares”), of Genesco Inc., a Tennessee corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Genesco Park, 1415 Murfreesboro Pike, Nashville, TN 37217-2895.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners, LLC, a Delaware limited liability company (“Legion Partners GP”), which serves as the general partner of each of Legion Partners I and Legion Partners II;
(iv)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I and Legion Partners II;
(v)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of each of Legion Partners Asset Management and Legion Partners GP;
(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(vii)	Raymond T. White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(viii)	Marjorie L. Bowen, as a nominee for the Board of Directors of the Issuer (the “Board”);
(ix)	Thomas M. Kibarian, as a nominee for the Board
(x)	Margenett Moore-Roberts, as a nominee for the Board;
(xi)	Dawn H. Robertson, as a nominee for the Board;
(xii)	Patricia M. Ross, as a nominee for the Board;
(xiii)	Georgina L. Russell, as a nominee for the Board; and
16

CUSIP No. 371532102

(xiv)	Hobart P. Sichel, as a nominee for the Board (together with Mses. Bowen, Moore-Roberts, Robertson, Ross and Russell and Mr. Kibarian, the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Legion Partners I, Legion Partners II, Legion Partners GP, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025. The principal business address of Ms. Bowen is 225 6th Street, Manhattan Beach, CA 90266. The principal business address of Mr. Kibarian is 270 Bellevue Avenue #367, Newport, RI 02840. The principal business address of Ms. Moore-Roberts is 909 Third Avenue, 5th Floor, New York, NY 10022. The principal business address of Ms. Robertson is 3 Graphics Drive, Ewing, NJ 08628. The principal business address for Ms. Ross is 925 SW Theater Driver, Bend, Oregon 97702. The principal business address of Ms. Russell is 60 Hazel Lane, Piedmont, CA 94611. The principal business address of Mr. Sichel is 1570 River Road, New Hope, PA 18938.

(c)       The principal business of each of Legion Partners I and Legion Partners II is investing in securities. The principal business of Legion Partners GP is serving as the general partner of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal occupation of Ms. Bowen is managing her private investments. The principal occupation of Mr. Kibarian is serving as a freelance advisor. The principal occupation of Ms. Moore-Roberts is serving as Chief Inclusion & Diversity Officer at IPG DXTRA. The principal occupation of Ms. Robertson is serving as Chief Executive Officer of OnCampus Marketing, LLC. The principal occupation of Ms. Ross is serving as Founder and Principal of PMR Consulting LLC. The principal occupation of Ms. Russell is serving as Founder of Chicane GP, LLC. The principal occupation of Mr. Sichel is serving as President of bps Captura, LLC.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Mses. Bowen, Moore-Roberts, Robertson, Ross and Russell, and Messrs. Kibarian, Kiper, Sichel and White are citizens of the United States of America. Ms. Robertson is also a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

17

CUSIP No. 371532102

The aggregate purchase price of the 791,552 Shares owned directly by Legion Partners I is approximately $33,870,877, including brokerage commissions. The aggregate purchase price of the 44,526 Shares owned directly by Legion Partners II is approximately $1,906,639, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $3,612, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 12, 2021, Legion Partners Holdings delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of seven highly-qualified candidates: Marjorie L. Bowen, Thomas M. Kibarian, Margenett Moore-Roberts, Dawn H. Robertson, Patricia M. Ross, Georgina L. Russell and Hobart P. Sichel for election to the Board at the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”). The Reporting Persons believe the Nominees have the necessary experience, qualifications, and skill sets to serve as directors of the Issuer, which are described in more detail in their biographies below. The election of the Nominees to the Board would result in a change to the composition of the Board and could constitute a change in control under certain of the Issuer’s material agreements.

Over the upcoming weeks, the Nominees intend to work with one another to detail their ideas and release a comprehensive strategic plan for transforming the Issuer into a stronger and more focused Company that can deliver near-term and long-term value.

Also on April 12, 2021, the Reporting Persons issued a press release (the “Press Release”) and public letter to shareholders of the Issuer (the “Shareholder Letter,” and together with the Press Release, the, “Public Letter”) announcing that Legion Partners Holdings had nominated the Nominees for election to the Board at the 2021 Annual Meeting. In the Public Letter, the Reporting Persons detailed their views for why the Board needed to be substantially refreshed, including that the Board has overseen chronic operational and share price underperformance, a long history of questionable capital allocation decisions, and a compensation plan that appears to pay for underperformance. The full text of the Press Release is attached hereto as Exhibit 99.1 and the full text of the Shareholder Letter is attached hereto as Exhibit 99.2, each of which is incorporated herein by reference.

The Nominees are:

Marjorie L. Bowen, age 56, is an experienced board director, having served on over a dozen public and private boards. Ms. Bowen’s principal occupation during the past five years has been private investing. Ms. Bowen’s directorships follow a nearly 20 year career in investment banking at Houlihan Lokey, where she advised boards of public companies on transaction, strategic and other shareholder matters and handled the firm’s fairness opinion practice. Ms. Bowen joined Houlihan Lokey in 1989, was a Managing Director in 1997, and was an active deal advisor to public company boards, a product and practice leader, as well as a member of the firm’s senior management. Ms. Bowen’s directorships include serving on the boards of directors of Centric Brands, Inc. (formerly NASDAQ: CTRC), a lifestyle brand, from April 2020 to October 2020, Navient Corporation (NASDAQ: NAVI), a corporation that has operations for servicing and collecting student loans, from May 2019 to May 2020, Vertellus, a provider of specialty chemicals, from December 2016 to May 2020, V Global Holdings, LLC, a leading global provider of specialty chemicals for the agriculture, nutrition, and pharmaceutical industry, from December 2016 to March 2020, Centerline Logistics Corporation, a private provider of marine transportation services, from December 2018 to June 2019, and the Company (NYSE: GCO), from April 2018 to June 2019. Additionally, Ms. Bowen served as special independent director on the Board of Directors of Illinois Power Generating Company (a subsidiary of Dynegy Inc. (formerly NYSE:DYN)), an energy company that was subsequently acquired), from December 2013 to February 2017. Ms. Bowen served on the Board of Directors of ShoreTel, Inc. (formerly NASDAQ: SHOR), a provider of cloud, premises based and hybrid business telephony and unified communications solutions, from August 2016 to October 2017. Additionally, Ms. Bowen served on the Board of Directors of SquareTwo Financial (now a part of Resurgent Holdings LLC), a financial asset recovery and management company, from May 2016 to June 2017. Ms. Bowen served on the Board of Directors of Hansen Medical, Inc. (formerly NASDAQ: HNSN), a medical device company, from July 2013 until its acquisition in July 2016. Prior to that, she served as a director of OmniForce, LLC, an athletic event production company, from June 2013 to October 2016, Dune Energy, Inc., an independent energy company engaged in the exploration and acquisition of oil & gas properties, from March 2013 to March 2015, Global Aviation Holdings, Inc., a provider of transportation services for the U.S. Military, from April 2008 to April 2014, The Talbots, Inc. (formerly NYSE: TLB), a specialty retailer offering women classic sportswear, casual wear, dresses, coats, sweaters, accessories, and shoes, from April 2010 to July 2012, Euramax International, Inc., an international producer of steel, vinyl, copper and fiberglass products for OEMs, distributors, contractors and home centers, from July 2009 to April 2012, and Texas Industries, Inc. (now a subsidiary of Martin Marietta Materials, Inc.), from October 2009 to August 2010. Ms. Bowen received a B.A. in Economics from Colgate University in 1987 and an M.B.A. from the University of Chicago in 1989.

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Thomas M. Kibarian, age 55, currently serves as a freelance advisor to private equity firms that invest in mid-cap retail and consumer wholesale businesses, since January 2013. Mr. Kibarian previously served as the Chief Executive Officer at Garden Ridge (n/k/a At Home Group Inc. (NYSE: HOME)), a home décor retailer, from September 2005 to December 2012, and as a member of its board of directors, from April 2003 to December 2012. Prior to that, Mr. Kibarian served as a Partner at Three Cities Research, Inc., a private equity firm, from February 2003 to September 2005, and as an Associate Principal at McKinsey & Company, Inc., a global management consulting firm, from August 1997 to January 2003. Mr. Kibarian received his M.B.A. with a concentration in Finance from The Wharton School of the University of Pennsylvania, a M.S. in Statistics from Stanford University, and a B.S. in Statistics from the University of Chicago.

Margenett Moore-Roberts, age 50, has served as Chief Inclusion & Diversity Officer at IPG DXTRA, a global collective of marketing services and agency brands and a division of The Interpublic Group of Companies, Inc. (NYSE: IPG), since January 2020, and Founder and Chief Executive Officer of The Moore Roberts Group, LLC (a/k/a MRG Inclusion Solutions), a diversity, equity and inclusion consulting group for organizations focused on strategy development, workshop development and facilitation, executive inclusion coaching, and inclusive market strategy, since April 2018. Prior to that, Ms. Moore-Roberts served as Chief Inclusion & Diversity Officer at Golin, a public relations agency within IPG DXTRA, from May 2018 to January 2020. From September 2011 to July 2017, Ms. Moore-Roberts held a variety of positions at Yahoo! Inc. (formerly NASDAQ: YHOO) (“Yahoo”), a web services provider, including as Vice President, Global Head, Inclusive Diversity from March 2016 to July 2017, Senior Director, Video Advertising Strategy, from January 2013 to February 2016 and as General Manager of Video Monetization at Interclick, an online advertising technology company that was acquired by Yahoo, from September 2011 to January 2013. Before that, Ms. Moore-Roberts served as Vice President of Client Services and Ad Operations at Tremor Video (n/k/a Telaria (NYSE: TLRA)), a video advertising company, from November 2010 to June 2011, and also at ScanScout, from June 2007 until it merged with Tremor Video in November 2010. Earlier in her career, Ms. Moore-Roberts served as Vice President, Client Services at Muze Inc., a provider of media information, metadata and digital previews for digital entertainment products, from 2001 to 2007, and as Director of Client Services at a number of media companies, including Vindigo, Inc., govWorks and C2 Media. Ms. Moore-Roberts received a B.A. from Otterbein University and holds a Diversity and Inclusion Certificate from Cornell University ILR.

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Dawn H. Robertson, age 65, has served as Chief Executive Officer of On Campus Marketing, LLC, a premier ecommerce website for college students and their families, since October 2018, Partner of WHYZ Partners, a partnership that offers retailers and brands a unique combination of experience and fresh perspective, since August 2018 and Adjunct Professor at the Fashion Institute of Technology, a public college, since August 2015. Ms. Robertson served as President and Chief Operating Officer of Scout and Molly’s Boutique, a women’s clothing boutique, from February 2017 to January 2018. She served as Chief Executive Officer of Stein Mart, Inc. (OTCMKTS: SMRTQ), a national retailer, from March 2016 to September 2016, UNKNWN, an apparel brand, concept retail store and community venue, during 2015, Deb Shops, Inc., a retail company, from 2013 to 2015 and the Avenue Division at Redcats, formerly a mail order unit of the French retail group PPR, from 2010 to 2012. Prior to that, Ms. Robertson served as President of Sean John Clothing Inc., a fashion lifestyle company, from 2008 to 2010, and Old Navy, a clothing and accessories retailing company owned by multinational corporation Gap Inc. (NYSE: GPS), from 2006 to 2008. Ms. Robertson also served as Managing Director of Myer Stores (ASX: MYR), a large department store group, from 2002 to 2006; President and Chief Merchandising Officer of Federated Department Stores, Inc., the largest operator of premier retail chains, from 1999 to 2002 and Executive Vice President of Federated Department Stores, Inc., from 1998 to 1999; Chief Executive Officer and President of McRae’s Inc., a regional department store chain now owned by Saks Incorporated, from 1996 to 1998; Senior Vice President and General Merchandise Manager of May Department Stores Company, a department store holding company that operated retail chains, from 1985 to 1996; Divisional Merchandise Manager and Vice President of G. Fox & Co., a department store division of May Department Stores Company, from 1983 to 1985; and a Buyer of Davison’s, a department store chain owned by Macy’s, Inc., from 1977 to 1983. Ms. Robertson currently serves on the boards of directors of The Apparel Group Ltd., an apparel and fashion company, since March 2020, Splitit Ltd (OTCMKTS: STTTF), a financial services company that enables e-commerce merchants to offer interest-free monthly installment payments to their customers, since January 2019, where she serves as Chairman, and On Campus Marketing, LLC, since October 2016. Ms. Robertson served on the board of directors of Stein Mart, Inc., from March 2016 to September 2016. Ms. Robertson also currently serves on the boards of directors of Runway of Dreams Foundation, a non-profit organization that works toward a future of inclusion, acceptance and opportunity in the fashion industry for people with disabilities, since February 2019 and Women in Retail Leadership Circle, an exclusive community of women executives at leading retailers and brands, since March 2018. Ms. Robertson received a B.A. in Fashion Merchandising from Auburn University.

Patricia M. Ross, age 56, currently serves as Founder and Principal of PMR Consulting, LLC, a management consulting company, since March 2017. Ms. Ross served as Executive Advisor at Apple, Inc. (NASDAQ: AAPL), a consumer electronics company, from November 2018 to February 2020. Prior to that, Ms. Ross held numerous positions at Nike, Inc. (NYSE: NKE), a designer and distributor of athletic footwear and apparel, from 1992 to March 2017, including Vice President in Global Operations, Technology and Innovation, from January 2014 to March 2017, Vice President of Global Product Process of Innovation and Technology, from February 2009 to January 2014 and Senior Director of Global Footwear Operations and Technology, from October 2007 to February 2009. Ms. Ross served as Business Manager of Global Sales at Sequent Computer Systems Inc., a computer company that manufactured and designed multiprocessing computer systems, from 1990 to 1992. Ms. Ross serves on the boards of directors of Nautilus, Inc. (NYSE: NLS), a worldwide marketer, developer and manufacturer of fitness equipment brands, since March 2020 and MMC Corporation, a provider of preconstruction and construction services, since January 2020. Ms. Ross served on the boards of directors at 4word, a national membership organization that serves professional women with faith through mentorship, digital content networks and on-demand consumption, from January 2018 to December 2020. Ms. Ross serves as Advisor to ThenWhat, Inc., a brand strategy and content creation agency, since February 2020, and Caterpillar, Inc. (NYSE: CAT), a manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines, and diesel-electric locomotives, since March 2014. Ms. Ross received a Bachelor of Applied Science in Finance and Marketing from Portland State University, Executive Education Certification in Corporate Board Governance, Operations and Management and an Advanced Management Certification of Business Administration and General Management from the Harvard Business School and Professional Coaching Certification in Global Executive Leadership Development from the Hudson Institute of Coaching.

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Georgina L. Russell, age 44, has served as the Founder of Chicane GP, LLC, an investment management firm, since January 2019. Previously, Ms. Russell served as a Portfolio Manager at Willett Advisors, LLC (“Willett”), an investment management company, where she oversaw a fund of credit and equity securities, from January 2015 to December 2018. Prior to Willett, from April 2012 to July 2014, she served as a Managing Director at Smithwood Advisers, L.P. (“Smithwood”), an investment advisory firm with $2.5 billion in assets under management at the time. Earlier in her career, Ms. Russell served as an Analyst at Lonestar Capital Management LLC, an investment advisory firm, from January 2009 to April 2012. From August 2006 to December 2008, Ms. Russell served as an Analyst at Smithwood in their Hong Kong office. Before establishing her career in investing, Ms. Russell was a software engineer. From 2002 to 2005, she architected and authored cloud-based distributed systems in the Chief Technology Officer’s Advanced Technology Group at Veritas Software Corporation (n/k/a Veritas Technologies LLC, “Veritas”). Prior to her role at Veritas, Ms. Russell served as a Co-Founder of Scale8 Corporation (“Scale8”), a cloud-based storage-as-a-service provider to technology companies, from 1999 to 2002, where she developed Scale8’s backend distributed system storage. Ms. Russell received her Bachelor of Arts in Computer Science from the University of California at Berkeley and her Master of Business Administration from The Wharton School at the University of Pennsylvania.

Hobart (Bart) P. Sichel, age 56, has served as President of bps Captura, LLC, an independent advisory and consulting firm to corporate senior leaders, private equity firms, and boards across multiple consumer facing industries, since October 2019, and as an Adjunct Instructor at New York University, since January 2020. From June 2011 to August 2019, Mr. Sichel served as Chief Marketing Officer and Executive Vice President of Burlington Stores, Inc. (NYSE: BURL), a national off-price department store retailer. Prior to that, Mr. Sichel served as a Principal at McKinsey & Company, a global management consulting firm, where he was employed from May 1998 to May 2011. Before that, he served as Chief Marketing Officer at Commerce Enablement Services, a designer and provider of e-commerce websites and web strategies, since co-founding the company in 1996 to 1998. Mr. Sichel served as President of Maverick Foods, a start-up independent food company, from 1994 to 1996 and also held various positions at Chemical Bank, a New York money center bank, where he worked from 1988 to 1994, including most recently as Vice President for Mass Market Retention and Consolidation. Earlier in his career, Mr. Sichel worked at Time, Inc. and also MicroPost Publishing. Mr. Sichel has served as a member and as former Vice Chairman of the National Board of Directors of The Leukemia and Lymphoma Society, a non-profit dedicated to curing blood cancers, since July 2015. Additionally, Mr. Sichel currently serves on the Advisory Board for Forman Mills, a mid-sized discount retailer, since March 2020. Mr. Sichel received his Bachelor of Arts in Economics and Political Science from Vassar College and his M.B.A. in Finance and Marketing from Columbia University’s Graduate School of Business.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,955,569 Shares outstanding as of March 12, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2021.

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A.	Legion Partners I
(a)	As of the close of business on April 9, 2021, Legion Partners I beneficially owned 791,552 Shares.

Percentage: Approximately 5.29%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 791,552
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 791,552

(c)	The transactions in the Shares by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on April 9, 2021, Legion Partners II beneficially owned 44,526 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 44,526
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 44,526

(c)	The transactions in the Shares by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 791,552 Shares owned by Legion Partners I and (ii) 44,526 Shares owned by Legion Partners II.

Percentage: Approximately 5.59%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 836,078
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 836,078

(c)	Legion Partners GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II may be deemed the beneficial owner of the (i) 791,552 Shares owned by Legion Partners I and (ii) 44,526 Shares owned by Legion Partners II.

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Percentage: Approximately 5.59%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 836,078
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 836,078

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II are set forth on Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	As of the close of business on April 9, 2021, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 791,552 Shares owned by Legion Partners I and (ii) 44,526 Shares owned by Legion Partners II.

Percentage: Approximately 5.59%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 836,178
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 836,178

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II are set forth on Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 791,552 Shares owned by Legion Partners I, (ii) 44,526 Shares owned by Legion Partners II and (iii) 100 Shares owned by Legion Partners Holdings.

Percentage: Approximately 5.59%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 836,178
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 836,178

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Legion Partners I and Legion Partners II during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
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G.	Mses. Bowen, Moore-Roberts, Robertson, Ross and Russell, and Messrs. Sichel and Kibarian
(a)	As of the close of business on April 9, 2021, no Nominee beneficially owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	No Nominee has entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 12, 2021, Legion Partners Holdings and certain of its affiliates entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees pursuant to which Legion Partners Holdings has agreed to indemnify such Nominees against claims arising from the Solicitation (as defined below) and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On April 12, 2021, the Reporting Persons entered into a Group Agreement (the “Group Agreement”), in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, to the extent required by applicable law, (b) the Nominees agreed to provide Legion (as defined in the Group Agreement) advance written notice prior to effecting any purchase, sale, acquisition or disposition of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Legion has an opportunity to pre-clear any such potential transaction by each Nominee, (c) the Nominees agreed not to undertake or effect any purchase, sale, acquisition or disposition of any securities of the Company without the prior written consent of Legion, (d) the parties agreed to solicit proxies or written consents for the election of the Nominees to the Board at the 2021 Annual Meeting, (e) the parties agreed to take such action as they deem advisable and all other action necessary or advisable to achieve the foregoing, and (f) Legion has the right to pre-approve all expenses incurred in connection with the group’s activities and agreed to pay directly such pre-approved expenses. The Group Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Each of the Nominees has granted Messrs. Kiper and White powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of Power of Attorney is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

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Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release

99.2	Shareholder Letter

99.3	Form of Indemnification Agreement

99.4	Group Agreement

99.5	Form of Power of Attorney

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2021

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper

Christopher S. Kiper

Individually and as attorney-in-fact for Marjorie L. Bowen, Thomas M. Kibarian, Margenett Moore-Roberts, Dawn H. Robertson, Patricia M. Ross, Georgina L. Russell and Hobart P. Sichel

/s/ Raymond White
Raymond White

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SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Legion Partners, L.P. I

Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[1]	45,900	0.4388	02/11/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[2]	(45,900)	5.7153	02/11/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[1]	37,800	0.4205	02/12/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[2]	(38,800)	5.7499	02/12/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[1]	30,400	0.5500	02/12/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[2]	(30,400)	5.9000	02/12/2021
Acquisition of Common Stock[3]	85,700	44.4130	02/18/2021
Acquisition of Common Stock[3]	254,800	43.9693	02/19/2021
Acquisition of Common Stock[3]	125,100	40.6179	02/19/2021
Short Sale of March 19, 2021 Put Option ($50.00 Strike Price)[4]	(63,000)	6.1000	02/22/2021
Short Sale of March 19, 2021 Put Option ($55.00 Strike Price)[2]	(63,000)	9.8000	02/22/2021
Purchase of March 19, 2021 Put Option ($50.00 Strike Price)[1]	63,000	3.2000	03/11/2021
Short Sale of March 19, 2021 Put Option ($55.00 Strike Price)[2]	(63,000)	6.7000	03/11/2021
Acquisition of Common Stock[3]	112,800	46.9444	03/18/2021
Acquisition of Common Stock[3]	13,200	45.2131	03/19/2021
Short Sale of April 16, 2021 Put Option ($55.00 Strike Price)[4]	(89,200)	9.2000	03/22/2021
Purchase of April 16, 2021 Put Option ($55.000 Strike Price)[1]	89,200	8.6700	04/05/2021
Purchase of Common Stock	80,280	46.5000	04/08/2021
Purchase of Common Stock	1,976	46.2021	04/08/2021
Purchase of Common Stock	657	45.9672	04/08/2021

Legion Partners, L.P. II

Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[1]	2,600	0.4388	02/11/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[2]	(2,600)	5.7153	02/11/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[1]	2,100	0.4205	02/12/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[2]	(2,200)	5.7499	02/12/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[1]	1,700	0.5500	02/12/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[2]	(1,700)	5.9000	02/12/2021
Acquisition of Common Stock[3]	19,700	44.0857	02/19/2021
Acquisition of Common Stock[3]	7,500	40.6084	02/19/2021
Short Sale of March 19, 2021 Put Option ($50.00 Strike Price)[4]	(3,000)	6.1000	02/22/2021
Short Sale of March 19, 2021 Put Option ($55.00 Strike Price)[2]	(3,000)	9.8000	02/22/2021
Purchase of March 19, 2021 Put Option ($50.00 Strike Price)[1]	3,000	3.2000	03/11/2021
Short Sale of March 19, 2021 Put Option ($55.00 Strike Price)[2]	(3,000)	6.7000	03/11/2021
Acquisition of Common Stock[3]	6,000	46.7630	03/18/2021
Short Sale of April 16, 2021 Put Option ($55.00 Strike Price)[4]	(5,600)	9.2000	03/22/2021
Purchase of April 16, 2021 Put Option ($55.000 Strike Price)[1]	5,600	8.6700	04/05/2021
Purchase of Common Stock	5,040	46.5000	04/08/2021
Purchase of Common Stock	124	45.2021	04/08/2021
Purchase of Common Stock	43	46.9672	04/08/2021

________________________

1 Represents Shares underlying American-style put options purchased to cover a short.

2 Represents Shares underlying American-style put options sold short in the over-the-counter market, all of which were assigned.

3 Represents Shares acquired in connection with the assignment of certain American-style put options that were sold short in the over-the-counter market.

4 Represents Shares underlying American-style put options sold short in the over-the-counter market, all of which were covered.